March 8, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Gentlemen:

We have read Item 4.01(a) of Form 8-K dated March 8, 2005, of Comprehensive Healthcare Solutions, Inc. and are in agreement with the statements contained in paragraphs one, two, three and four on page 2 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.


Sincerely,

/s/ Cunzio & Company, Inc.
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